 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BLUE WOLF MONGOLIA HOLDINGS CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

(Title of Class of Securities)

G11962100

(CUSIP Number of Class of Securities)

Lee Kraus

c/o Blue Wolf MHC Ltd.

Two Greenwich Office Park, Suite 300

Greenwich, CT 06831

(203) 622-4903

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,635,660.90	$1,996.30

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 1,467,970 ordinary shares of Blue Wolf Mongolia Holdings Corp., no par value, at the tender offer price of $9.97 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, , equals $136.40 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,996.30	Filing Party: Blue Wolf Mongolia Holdings Corp.
Form or Registration No.: Schedule TO-I	Date Filed: May 21, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Blue Wolf Mongolia Holdings Corp., a British Virgin Islands business company with limited liability (“Blue Wolf” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2013 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 2, relates to the Company’s offer to purchase for cash up to 1,467,970 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $9.97 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $14,635,660.90. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated July 5, 2013 (the “Offer to Purchase”), filed herewith as Exhibit (a)(1)(F) to the Schedule TO and the Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) filed herewith as Exhibit (a)(1)(G) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)). The Offer now expires at 11:59 p.m. New York City Time, on Thursday, July 11, 2013, unless the Offer is extended.

This Amendment No. 2 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information in the Offer to Purchase and Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(F) and (a)(1)(G), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.   Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.   Subject Company Information.

(a) Name and Address.

The name of the issuer is Blue Wolf Mongolia Holdings Corp., a British Virgin Islands business company with limited liability (“Blue Wolf” or the “Company”). The address of Blue Wolf’s principal executive office is Suite 409, Central Tower, 2 Sukhbaatar Square, Sukhbaatar District 8, Ulaanbaatar 14200, Mongolia; telephone (976) 7010-0248.

(b) Securities.

This Schedule TO relates to the Company’s Ordinary Shares, no par value. As of May 21, 2013, the date of commencement of the tender offer, there were 4,268,381 Ordinary Shares issued and outstanding.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “Price Range of Securities and Dividends-Blue Wolf” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The executive officers and directors of the Company are set forth in the following table:

Name	Position
Lee Kraus	Chief Executive Officer and Chairman of the Board
Nicholas Edwards	President and Chief Financial Officer
John A. Shapiro	Director
George Ireland	Director
Koji Fusa	Director
Stephen Quin	Director
Giacomo E. Di Mase	Director
Buyankhishig Ishdorj	Vice President, Business Development
Elena Bagayeva	Vice President, Finance

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The address and telephone number of each director and executive officer is: c/o Blue Wolf Mongolia Holdings Corp., Suite 409, Central Tower, 2 Sukhbaatar Square, Sukhbaatar District 8, Ulaanbaatar 14200, Mongolia; telephone (976) 7010-0248.

Item 4.   Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer-Number of Ordinary Shares; Share Purchase Price; No Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer-Number of Ordinary Shares; Share Purchase Price; No Proration,” and “The Offer-Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer-Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer-Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer-Procedures for Tendering Shares” and “The Offer-Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer-Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer-Number of Ordinary Shares; Share Purchase Price; No Proration” and “The Offer-Conditions of the Offer” is incorporated herein by reference.

(1)(x) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer-Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities,” “Material Differences in the Rights of Blue Wolf Shareholders Following the Transaction,”, “Material Differences in the Rights of Blue Wolf Shareholders Following the Transaction—Nevada Company Considerations,” “Price Range of Securities and Dividends-Blue Wolf” and “Beneficial Ownership of Securities” is incorporated herein by reference.

(1)(xi) The information set forth in the section of the Offer to Purchase titled “The Transaction-Accounting Treatment” is incorporated herein by reference.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer-Material U.S. Federal Income Tax Considerations” and “The Offer—Material U.S. Federal Income Tax Considerations to Li3 Shareholders” is incorporated herein by reference.

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(2)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Transaction” is incorporated herein by reference.

(2)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Agreement and Plan of Merger” and “The Offer” is incorporated herein by reference.

(2)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Transaction” is incorporated herein by reference.

(2)(iv) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “Risk Factors” is incorporated herein by reference.

(2)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer-Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities,” “Material Differences in the Rights of Blue Wolf Shareholders Following the Transaction,” “Material Differences in the Rights of Blue Wolf Shareholders Following the Transaction—Nevada Company Considerations,” “Price Range of Securities and Dividends” and “Beneficial Ownership of Securities” is incorporated herein by reference.

(2)(vi) The information set forth in the section of the Offer to Purchase titled “The Transaction-Accounting Treatment” is incorporated herein by reference.

(2)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer-Material U.S. Federal Income Tax Considerations”, “The Offer-Taxation of Blue Wolf” and “The Offer—Material U.S. Federal Income Tax Considerations to Li3 Shareholders” is incorporated herein by reference.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer-Purpose of the Offer; Certain Effects of the Offer” and “Certain Relationships and Related Transactions-Blue Wolf” is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Transaction,” “The Agreement and Plan of Merger,” “Related Agreements,” “The Offer- Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities,” “Management of Blue Wolf,” “Beneficial Ownership of Securities” and “Certain Relationships and Related Transactions-Blue Wolf” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Agreement and Plan of Merger,” “The Offer- Purpose of the Offer; Certain Effects of the Offer,” “The Offer-Material U.S. Federal Income Tax Considerations,” and “Business of Blue Wolf” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase titled “The Offer-Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

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(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Agreement and Plan of Merger,” “Related Agreements,” “The Offer- Purpose of the Offer; Certain Effects of the Offer,” “The Offer-Material U.S. Federal Income Tax Considerations,” “Description of Securities,” “Price Range of Securities and Dividends,” “Business of Li3” and “Management of Blue Wolf Following the Transaction” is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Information About the Companies,” “The Agreement and Plan of Merger-Structure of the Transaction; Consideration to be Delivered” and “The Offer-Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Agreement and Plan of Merger-Conditions to the Closing of the Transaction” and “The Offer-Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable

Item 8.   Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Agreement and Plan of Merger,” “Related Agreements,” “Description of Securities,” “Beneficial Ownership of Securities” and “Certain Relationships and Related Transactions-Blue Wolf” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors” “Related Agreements,” “The Offer-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Ordinary Shares,” “Beneficial Ownership of Securities” and “Certain Relationship and Related Transactions” is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer-Fees and Expenses” is incorporated herein by reference.

Item 10.Financial Statements.

(a) Financial Information.

The information set forth in the sections of the Offer to Purchase titled “Selected Historical Financial Information,” “Selected Unaudited Condensed Combined Pro Forma Financial Information,” “Comparative Share Information,” “Unaudited Condensed Combined Pro Forma Financial Statements” and “Index to Financial Statements” is incorporated herein by reference.

(b) Pro Forma Information.

The information set forth in the sections of the Offer to Purchase titled “Selected Unaudited Condensed Combined Pro Forma Financial Information,” “Comparative Share Information” and “Unaudited Condensed Combined Pro Forma Financial Statements” is incorporated herein by reference.

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Item 11.   Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Agreement and Plan of Merger,” “Related Agreements,” “Certain Relationships and Related Transactions” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Forward-Looking Statements,” “Risk Factors,” “Information About the Companies,” “Related Agreements,” “Description of Securities,” “Material Differences in the Rights of Blue Wolf Shareholders Following the Transaction,” “Material Differences in the Rights of Blue Wolf Shareholders Following the Transaction –Nevada Company Considerations”, “Price Range of Securities and Dividends,” “Business of Blue Wolf,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blue Wolf,” “Business of Li3,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Li3,” “Appraisal Rights” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated May 21, 2013.

(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	Amended and Restated Offer to Purchase dated July 5, 2013.

(a)(1)(G)	Amended and Restated Letter of Transmittal To Tender Ordinary Shares.

(a)(1)(H)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(I)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release, dated May 21, 2013 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(a)(5)(B)*	Investor Presentation dated May 21, 2013 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(a)(5)(C)*	Revised Investor Presentation dated June 2013

(a)(5)(D)*	Press Release, dated June 20, 2013

(a)(5)(E)	Press Release, dated July 5, 2013

(a)(5)(F)	Revised Investor Presentation dated July 2013

(d)(1)	Underwriting Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Deutsche Bank Securities , as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(2)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on April 18, 2013).

(d)(3)	Warrant Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(4)	Investment Management Trust Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(5)	Registration Rights Agreement, dated as of July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(6)	Letter Agreement, dated as of July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd., and each of the directors and officers of Blue Wolf Mongolia Holdings Corp. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(7)	Agreement and Plan of Merger by and among Blue Wolf Mongolia Holdings Corp., Blue Wolf Acquisition Sub, Inc. and Li3 Energy, Inc., dated May 21, 2013 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(8)	Letter Agreement, dated April 12, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities and Odeon Capital (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(9)	Amendment No. 1 to the Investment Management Trust Agreement, dated April 17, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on April 18, 2013).

(d)(10)	Sponsor Agreement, dated May 21, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd. (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(11)	Amended and Restated Promissory Note, dated May 21, 2013, issued to Blue Wolf MHC Ltd. in the amount of $400,000 (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(12)*	Investor Rights Agreement, dated June 13, 2013, by and between Blue Wolf Mongolia Holdings Corp., Li3 Energy, Inc. and POSCO Canada Ltd.

(d)(13)*	Form of Lock-Up and Support Agreement.

(d)(14)*	Revised Letter Agreement, dated June 20, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities and Odeon Capital.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed

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Item 13.   Information Required by Schedule 13e-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Lee Kraus
Chief Executive Officer

Date: July 5, 2013

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase dated May 21, 2013.

(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	Amended and Restated Offer to Purchase dated July 5, 2013.

(a)(1)(G)	Amended and Restated Letter of Transmittal To Tender Ordinary Shares.

(a)(1)(H)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(I)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release, dated May 21, 2013 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(a)(5)(B)*	Investor Presentation dated May 21, 2013 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(a)(5)(C)*	Revised Investor Presentation dated June 2013.

(a)(5)(D)*	Press Release, dated June 20, 2013

(a)(5)(E)	Press Release, dated July 5, 2013

(a)(5)(F)	Revised Investor Presentation dated July 2013

(d)(1)	Underwriting Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Deutsche Bank Securities , as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(2)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on April 18, 2013).

(d)(3)	Warrant Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(4)	Investment Management Trust Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(5)	Registration Rights Agreement, dated as of July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(6)	Letter Agreement, dated as of July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd., and each of the directors and officers of Blue Wolf Mongolia Holdings Corp. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(7)	Agreement and Plan of Merger by and among Blue Wolf Mongolia Holdings Corp., Blue Wolf Acquisition Sub, Inc. and Li3 Energy, Inc., dated May 21, 2013 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(8)	Letter Agreement, dated April 12, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities and Odeon Capital (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(9)	Amendment No. 1 to the Investment Management Trust Agreement, dated April 17, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on April 18, 2013).
(d)(10)	Sponsor Agreement, dated May 21, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd. (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(11)	Amended and Restated Promissory Note, dated May 21, 2013, issued to Blue Wolf MHC Ltd. in the amount of $400,000 (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(12)*	Investor Rights Agreement, dated June 13, 2013, by and between Blue Wolf Mongolia Holdings Corp., Li3 Energy, Inc. and POSCO Canada Ltd.

(d)(13)*	Form of Lock-Up and Support Agreement.

(d)(14)*	Revised Letter Agreement, dated June 20, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities and Odeon Capital.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed

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